UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Notice to the Market

Rio de Janeiro, August 3, 2007

In compliance with Directive Release CVM/SGE/001/03 of January 22, 2003, and article XII, caput, of CVM Instruction 358 of January 03, 2002, Contax Participações S/A (the “Company”) (Bovespa: CTAX3 and CTAX4) announces that it has received a fax dated August 3, 2007 from BBM GESTÃO DE RECURSOS LTDA, stating that they have increased their equity interest in the Company. Said increase does not affect the Company’s shareholding control or management structure in any way.

The fax stated that its managed investment funds reached a 10.41% participation of the preferred shares issued by the Company and therefore after the acquisition, the institution reached a total amount of preferred shares of 22,785,000 (CTAX4).

Furthermore, the investment funds managed by BBM GESTÃO DE RECURSOS LTDA have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Sarkis
CFO and Investor Relations Officer
Contax Participações S/A

1

NOTICE OF ACQUISITION OF RELEVANT HOLDINGS

       BBM GESTÃO DE RECURSOS LTDA, corporation headquartered at Salvador, State of Bahia, and subsidiary at Rio de Janeiro, state of Rio de Janeiro, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under no. 08.217.399/0001 -79, acting through its proprietary book as well as a fund manager, hereby announces to the market, in compliance with CVM Instruction 358/02, that its managed FUNDS reached a 10.41% participation of the preferred shares issued by the Company and therefore after the acquisition, the FUNDS reached a total amount of preferred shares (CTAX4) of twenty two million seven hundred eighty five thousand (22,785,000). Furthermore, the FUNDS have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

Rio de Janeiro, August 3, 2007.

_______________________________________
BBM GESTÃO DE RECURSOS LTDA.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 06, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.